Philips to acquire Preethi to drive kitchen appliance market growth in India

January 24, 2011

Amsterdam, the Netherlands and Chennai, India – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has agreed to acquire the assets of the Preethi business, a leading kitchen appliances company in India. This will make Philips the clear leader in this specific fast-growing segment within the Indian Domestic Appliances market. Financial details of the transaction were not disclosed.

With almost 40 percent of Philips Consumer Lifestyle sector’s sales already derived from emerging markets, the acquisition of Preethi demonstrates Philips’ commitment to drive local innovation, including further building its industrial and commercial footprint in emerging markets.

“To capture growth in kitchen appliances we need to intimately understand local consumer needs and deliver the right solutions,” said Pieter Nota, Chief Executive Officer of Philips Consumer Lifestyle. “By building on Preethi’s unique local knowledge, heritage of quality, and substantial distributor and dealer network, we are well positioned to drive growth in one of the world’s most dynamic kitchen appliance markets.”

Preethi, founded in 1978, is headquartered in Chennai, India and employs approximately 850 people. The company manufactures a wide range of kitchen appliances tailored to the needs of Indian consumers. With an extensive network of consumer care centers, distributors and dealers, Preethi has a substantial presence across India, with particular strength in the south of the country.

For several years the company has seen double digit revenue growth in its business. Demand for its products is expected to continue to rise due to the rapidly expanding Indian middle class, which is projected to grow more than tenfold to over 580 million people from 2007 to 20251.

“Since launching our first products over 30 years ago, Preethi has grown into one of the most successful and trusted kitchen appliance brands in India,” said TT Varadarajan, Chairman and Managing Director of Preethi. “Now we have an even brighter future with Philips. The combined strength of our two organizations will benefit both our customers and employees.” Mr. Varadarajan will continue to spearhead the Preethi business within Philips.

Upon closing of this transaction in the second quarter of 2011, which is subject to certain contractual and other conditions such as regulatory approval, Preethi will become part of the Domestic Appliances business group within Philips’ Consumer Lifestyle sector. It will be led out of the business group’s newly established global headquarters in Shanghai, headed by Murali Sivaraman, former CEO of Philips India.

For further information, please contact:
Santa van der Laarse
Philips Corporate Communications
Tel: +31 20 59 77209
Email:

Moushumi Dutt
Philips Corporate Communications India
Tel: + 91-124-4606018
Email: moushumi.dutt@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Preethi
Preethi is India’s largest Mixer Grinder brand and a leading Kitchen Appliances company present in over 9 Million homes in India and abroad. The Preethi range of appliances includes Mixer Grinders, Auto Cooker/Warmers, Induction Cooktops, Coffee Makers, Kettles and Irons amongst others. The company has 7 manufacturing facilities spread across Tamil Nadu and Himachal Pradesh. For more information visit: www.preethi.in

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.